VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

August 27, 2007

Re:  ENGlobal Corporation, Inc. ("ENGlobal" or "the Company")
2006 Annual Report on Form 10-K/A for the Year Ended December 31, 2006 Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007 File No. 1-14217

Dear Mr. Decker:

With respect to the above-captioned filing, we enclose ENGlobal's responses to the comments posed by the staff of the Securities and Exchange Commission set forth in your comment letter dated August 6, 2007. As requested, our responses are keyed numerically to the comments received from the Securities and Exchange Commission.

1.       Referencing:      2006 Annual Report on Form 10-K/A General
                           -----------------------------------------

         "Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings."

In the responses to subsequent comments, ENGlobal will provide the proposed revisions to the 2006 Annual Report on Form 10-K/A or Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. ENGlobal will file amendments to both reports. Additionally, ENGlobal will integrate other revisions into future filings with the Securities and Exchange Commission in accordance with our response.

2.       Referencing:      2006 Annual Report on Form 10-K/A  Management's
                           ------------------------------------------------
         Discussion and Analysis, page 27 Results of Operations, page 28
         ---------------------------------------------------------------

         "We note your response to prior comment 3. Your proposed revisions do not appear to provide sufficient information about the business reasons for changes between periods in the sales and operating profit (loss) of each of your segments as well as in your corporate operating profit
         (loss). For example, operating profit in your engineering segment decreased 48% to $9,084 in 2006 from $18,911 in 2005. You state that the decrease in 2006 was primarily related to the two EPC projects which have resulted in significant losses. Elsewhere in the filing, you state that the losses associated with these contracts were $13.7 million. Please include this amount in your explanation herein as well as discuss the remaining offsetting increase of $3.8 million. This explanation should include quantification of each of the remaining offsetting factors. In a similar manner, it is not clear what types of costs led to the increase in operating losses in corporate and the quantitative impact of each of these types of costs."


Addressing Engineering Segment Sales:
Net Sales in our Engineering segment increased 26.7% to $278.2 million in 2006 from $219.4 million in 2005. In 2005, our Net Sales increased 62.8% from $134.8 million in 2004. The increase in engineering revenue was primarily brought about by increased activity in the engineering and construction markets. Refining related activities have been particularly strong, including projects to satisfy environmental mandates, expand existing facilities and utilize heavier sour crude. Capital spending in the pipeline area also trended higher with numerous projects in North America currently underway to deliver crude oil, natural gas, petrochemicals and refined products. The acquisition of WRC in the second quarter of 2006, together with our clients' increased demand for in-plant and inspection resources, stimulated growth in our field services division where revenues increased 90.6%, or $50.9 million from $56.2 million in 2005 to $107.1 million in 2006.

Addressing Systems Segment Sales:
Net Sales in our Systems segment increased 76.1% to $24.9 million in 2006 from $14.2 million in 2005 and we experienced nominal growth from 2004 to 2005 with $14.1 million in Net Sales. A general turnaround in the oil and gas industry, together with the acquisition of ATI in January 2006, has increased the demand for these services. The computer-based distributed control systems equipment used for facility plant automation also becomes technologically obsolete over time supporting ongoing replacement of these systems.

Addressing Engineering Segment Operating Profit:
Operating profit in our Engineering Segment decreased 48.0% to $9,084 in 2006 from $18,911 in 2005. The increase for 2005 was 80.8% from $10,461 in 2004.
Operating profit as a percentage of Net Sales for 2004 was 7.8%. The increase in operating profit of $8,450 from 2004 to 2005 was proportional to the increase in revenue experienced from 2004 to 2005. Operating profit as a percentage of Net Sales for 2005 was 8.6%. The decrease in operating profit experienced in 2006 is almost entirely due to the losses on the two EPC projects discussed in Item 7. The losses on these projects of $13.7, when combined with reported operating profit of $9,084 equates to $22,784 which would have been a proportional 8.2% of net sales.

Addressing Systems Segment Operating Loss:
Operating profit in our Systems Segment increased 98.4% to ($14) in 2006 from ($851) in 2005. The decrease for 2005 was 133.8% from $636 in 2004. In 2005, we had staffing problems in the Systems Segment, which as discussed in Item 7, resulted in the use of contract labor, and the necessity to rework certain projects. Additionally, some projects' costs were underestimated. We commenced concerted efforts during 2006 to resolve these issues, and even though an operating loss still occurred, there was improvement. The purchase of ATI in January 2006 also contributed positively to the segment's operating profit. The Company is continuing its efforts to build the Business Development and Project Controls.

Addressing Corporate Operating Loss:
So that the Engineering and Systems Segments may concentrate on their core businesses, ENGlobal Corporate Services manages all shared overhead functions including business development, executive, finance, accounting, safety, human resources, information technology and legal. Since these are expenses and Corporate has no sales, they constitute operating losses. Operating losses in Corporate increased 33.9% to ($12,689) in 2006 from ($9,476) in 2005. The operating loss increased 43.7% in 2005 from ($6,605) in 2004. As the Company has grown through increased demand and acquisitions, there has been an increased need for additional staff to service that growth. The staff of our administrative, finance, and management information systems has grown from 66 at December 31, 2004 to 80 at year end 2005 and to 95 at year end 2006. Our sales and marketing staff grew from 17 at December 31, 2004, to 23 at year end 2005 and 25 at year end 2006. The Corporate overhead is distributed to the segments through a stewardship fee allocation.


3.       Referencing:      2006 Annual Report on Form 10-K/A Note 2 - Summary of
                           -----------------------------------------------------
         Significant Accounting Policies, page 50
         ----------------------------------------

         "We note your response to prior comments 7 and 8. You disclose that you had outstanding unapproved change orders/claims of approximately $17.4 million, net of reserves of $1.2 million associated with ongoing fixed-price EPC projects. Please expand your disclosure by addressing the following:

         Please clearly state the amount of outstanding unapproved change orders/claims included in contract revenue. Of this amount, please disclose the amount of contract revenues for which you recorded a profit component; and

         Please disclose how you determined it was appropriate to record a profit component as well as how you arrived at the profit component amount."

In total there was $18.6 million of outstanding unapproved change orders/claims associated with the ongoing fixed-price EPC projects. Of this amount, $1.2 million was included in contract revenue as these amounts were determined to be probable for approval. The amount included in revenue is solely to cover additional costs without any recognition of profit.


4.       Referencing:      2006 Annual Report on Form 10-K/A
                           ---------------------------------
         Goodwill, page 54
         -----------------

         "We note your response to prior comment 10. Please provide us with your goodwill impairment analysis as of December 31, 2006 for all reported goodwill. Your analysis should clearly demonstrate how you determined that an impairment did not exist for the Systems segment reporting unit. Please also provide us with a summary of all significant assumptions used in your analysis as well as a discussion of how you determined it was appropriate to use these assumptions. For example, you should discuss and provide support for the growth rates and discount rates used. [Please also explain how you determined it was not appropriate to reflect corporate charges in your determination of fair value of your reporting units."

The goodwill impairment analysis for the period ended December 31, 2006 is attached as Exhibit A. The same basic impairment testing process has been utilized since December 31, 2001 following the merger of Industrial Data Systems and Petrocon Engineering, Inc. on December 21, 2001. Following the merger, the Company identified two segments, Engineering and Systems, and made the original goodwill allocation based on average EBITDA for the two prior year periods. The original allocation is shown at the top of the attachment. For years subsequent to 2001, the goodwill impairment testing process has utilized a weighted three-year average EBITDA before allocation of corporate stewardship fees. The company has continued to eliminate corporate charges in the calculation of adjusted EBITDA not only to maintain consistent comparative analysis but also because such charges would be eliminated if each segment was evaluated in the market on an individual basis. With the exception of primarily executive level oversight, financial reporting and payroll processing, the Systems segment has been materially self-supporting and fully charged for operating expenses. The calculation of the three-year weighted average adjusted EBITDA for the period ended December 31, 2006 includes 1, 2 and 3 times the EBITDA for the respective years ended 2004, 2005 and 2006 divided by 6 to give affect to trends for each segment's most recent operating results. To arrive at a "fair value" for each reporting period, the adjusted EBITDA is multiplied by a "factor" based on data extracted from Houlihan Lokey Publications quarterly ENC Reporter for the year then ended. The "factor" is calculated as a multiple of the enterprise value of the combined adjusted EBITDA for both operating segments (($196,334,968 / ($13,179,800 + $448,227)) and then applied to each individual segment to arrive at a "fair value" for such segment.

For comparative purposes, an adjusted equity is calculated for each operating segment whereby total assets are adjusted for other intangibles and total liabilities are adjusted to included indebtedness to the parent company. It should be noted that the indebtedness to the parent company does include the costs of allocation of corporate stewardship fees. If the calculated "fair value" of the segment exceeds the carrying value of the intangible asset, an impairment is not recorded. Goodwill on our Systems segment totaled approximately $698K for the period ended December 31, 2006.

5.       Referencing:      2006 Annual Report on Form 10-K/A
                           ---------------------------------
         Note 18 - Segment Information, page 71
         --------------------------------------

         "We note your response to prior comment 12. For each of the operating segments included in your Engineering reportable segment, your analysis includes revenue, net income (loss), and assets. Please provide reconciliations between the total of the seven operating segments' revenue and asset amounts included in your quantitative analysis to those amounts reported in your segment note to the financial statements."

The reconciliation of revenue, net income and assets is attached as Exhibit B to our response to the SEC Comment letter dated August 6, 2007

6.       Referencing:      2006 Annual Report on Form 10-K/A
                           ---------------------------------
         Note 18 - Segment Information, page 71
         --------------------------------------

         "Please provide us with a summary of all of the key metrics you use for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. For example, based on your segment note, it appears that operating profit (loss) is a key metric used. In addition, MD&A indicates that gross profit (loss) is a key metric used. Please revise the quantitative analysis you provided to also include these metrics, or help us understand why you do not consider operating profit
         (loss) and gross profit (loss) to be key metrics. As previously requested, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131."

Please see the quantitative analysis attached as Exhibit C which has been revised to include other key metrics such as gross profit (loss) and operating profit (loss). We consider these to be the key metrics in our analysis of data. Our response to the original question was based on the criteria for the determination of segment reporting in SFAS 131. SFAS 131 paragraph 18 specifies the quantitative thresholds for determination of a reporting segment which only includes the three metrics. This was the basis for our prior analysis.

The only apparent difference in our analysis of the engineering segment relates to in-office versus in-plant (or field services). The only difference between the two is where the employee if physically located to perform the work. This can cause the margin to be slightly lower for in-plant work than in-office since the client is providing the work space and equipment. However the gross margin difference is less than 5%. Also, the employees move back and forth between in-office and in-plant on a consistent basis.

7.       Referencing:      2006 Annual Report on Form 10-K/A
                           ---------------------------------
         Note 18 - Segment Information, page 71
         --------------------------------------

         "We note your response to prior comment 13. Please provide the table with product and service information in the notes to the financial statements in addition to MD&A."

ENGlobal will provide the table of engineering services in both the notes to the financial statements and in the MD&A section per the SEC's request.

If you have any questions regarding these comments, please direct them to Annette Hall Wade, CPA, Accounting Manager, at (409) 840-2591 or, in her absence, to the undersigned at (409) 840-2578.

         ENGlobal Corporation, Inc.

         /s/ Robert W. Raiford

         Robert W. Raiford
         Chief Financial Officer

         Cc:      Ms. Nudrat Salik, Staff Accountant
                  Division of Corporation Finance
                  Mr. William Coskey, Chairman
                  and Chief Executive Officer, ENGlobal
                  Mr. Randy Hale, Audit Committee Chairman
                  ENGlobal Board of Directors

                                                           EXHIBIT A

           ENGlobal Corporation
Allocation of Goodwill to the Reporting Units and Impairment Test - December 31, 2006

=============================================================================================================================
Allocation of GW  at time of acquisition
                                                                                 Engineering        Systems     Manufacturing
                                                                                 -----------        -------     -------------
GW Allocation based on 2 yr weighted avg EBITDA
   @ 12/31/2000 & 12/31/2001
   Assuming the synergies of the merger, both
   IDS Eng and CPM are added to PEI
   to form segments used in determining goodwill
   allocated to each segment.
         PEI - Engineering / PSI - Systems                                         1,903,786         211,904
         IDS - Engineering / CPM - Systems                                         1,405,367         (99,109)           --
                                                                                  ----------         --------     ----------
                                                                    Avg EBITDA     3,309,153         112,795

Goodwill after allocation to def tax                13,121,406      13,119,156    12,686,720         432,436
   based on Fair Value @ 12/31/2001                     (2,250)
                                                   -----------
                                                    13,119,156
===============================================================================================================================
===============================================================================================================================
Current Fair Value @ 12/31/2006
                                                       Total         Corporate      Engineering        Systems    Manufacturing
                                                       -----         ---------      -----------        -------    -------------

                EBITDA for                2004       5,738,501      (6,173,196)      11,249,645         693,426        (31,374)
                EBITDA for                2005       9,671,354      (8,996,550)      18,250,790         418,645         (1,531)
                EBITDA for                2006      (1,345,368)    (12,174,108)      10,442,524         386,216              -
                                                   ----------------------------------------------------------------------------

 weighted 3 yr avg EBITDA before Corp Stew Fee
   ( Svc + Corp)                                                                     13,179,800         448,227              -
                Adjustments                                                                   -               -              -
                                                                                   -------------------------------------------
                Adj EBITDA                                                           13,179,800         448,227              -

           multiple of earnings                                                           14.41           14.41              -

Market CAP Valuation     6.43        26,807,460    172,371,968
   Plus debt                                        23,963,000
                                                   ----------
Enterprise Value as of 12/31/2006                  196,334,968                      189,877,489       6,457,479
                                                   ===========                      ===========================

===============================================================================================================================
===============================================================================================================================
Impairment Test
                                                      Total         Corporate       Engineering        Systems    Manufacturing
                                                      -----         ---------       -----------        -------    -------------

               Total assets                        106,226,553      19,292,011       70,693,431      16,241,111              -
                 Due from                           37,557,133      37,557,133                -               -
        Less Non-compete Agreements                          -               -       (3,951,302)     (1,475,522)             -
                                                   ----------------------------------------------------------------------------
            Net tangible assets                    143,783,686      56,849,144       66,742,129      14,765,589              -

             Total liabilities                      65,364,499      33,108,864       26,644,921       5,610,714
                  Due to                            37,557,133               -       25,254,075      12,303,058
                                                   ----------------------------------------------------------------------------
              Net liabilities                      102,921,632      33,108,864       51,898,996      17,913,772              -

        Adjusted Shareholder Equity                 40,862,054                       14,843,133      (3,148,183)             -

Excess Adjusted Shareholder Equity vs.
   Enterprise Value                                          0                                0               0
                                                   ============                    ============================================

===============================================================================================================================



                                                  EXHIBIT B

ENGlobal Corporation Reconciliation of Engineering Segment Metrics to Footnote Disclosure

                                                             EEI             ECR             EAG


2006 Total Assets - response 12          69,930,470      43,221,468      11,569,617       1,947,950
     Eliminate affiliate receivables        618,249         798,534        (282,955)        112,516
     Less Goodwill                       (5,209,293)       (115,000)     (1,514,622)           --
     Tangible Assets-Eng. Segment        65,339,426
     Footnote 18 amount                  65,339,000

2005 Total Assets - response 13          48,334,673      38,988,846       6,574,909         254,221
     Add RPM back to EEI                  5,319,753       5,319,753
     Total Assets - response 13          53,654,426
     Eliminate affiliate receivables        687,930         720,853            --           (32,923)
     Less Goodwill                       (1,740,636)       (115,000)     (1,407,639)           --
     Tangible Assets-Eng. Segment        52,601,719
     Footnote 18 amount                  52,602,000

2004 Total Assets - response 14          30,856,828      22,859,300       5,590,477         744,143
     Add RPM and Sentfleber               3,398,391       2,868,404                         529,987
     Total Assets - response 14          34,255,219
     Reclass to Systems Segment          (1,274,130)                                     (1,274,130)
     Eliminate affiliate receivables        560,775         678,069            --              --
     Less Goodwill                       (1,570,273)       (115,000)     (1,316,238)           --
     Tangible Assets-Eng. Segment        31,971,591
     Footnote 18 amount                  31,971,000

2006 Revenues                           280,165,797     211,225,695      35,401,009      10,362,645
     Affiliate Eliminations              (2,008,743)        (90,632)       (547,301)     (1,163,508)
     Eng Seg Net Sales                  278,157,053
     Note 18 Net Sales                  278,157,000

2005 Revenues                           213,156,922     174,907,914      22,962,267       9,790,478
     Add Back RPM                        12,794,167      12,794,167
                                        225,951,089
     Affiliate Eliminations                (826,009)           --          (798,099)        (27,910)
     Eng Seg Net Sales                  225,125,080
     Note 18 Net Sales                  219,426,000

2004 Revenues                           129,729,294     115,909,280       9,116,462       1,068,261
     add back Senfleber & RPM             8,638,361       7,629,484                       1,008,877
                                        138,367,655
     Reclassifications                   (2,077,139)                                     (2,077,139)
     Affiliate Eliminations                (945,180)       (109,115)       (836,065)
     Eng Seg Net Sales                  135,345,336
     Note 18 Net Sales                  134,778,000

                                                                         (Continued on following page



ENGlobal Corporation Reconciliation of Engineering Segment Metrics to Footnote Disclosure (Continued)

                                           ECAN             ETS             WRCC          WRC

2006 Total Assets - response 12             257,257       1,392,136         417,566     11,124,476
     Eliminate affiliate receivables         (8,172)           --              --           (1,673)
     Less Goodwill                             --          (342,080)           --       (3,237,591)
     Tangible Assets-Eng. Segment
     Footnote 18 amount

2005 Total Assets - response 13             214,349       2,302,348            --             --
     Add RPM back to EEI
     Total Assets - response 13
     Eliminate affiliate receivables           --
     Less Goodwill                             --          (217,998)
     Tangible Assets-Eng. Segment
     Footnote 18 amount

2004 Total Assets - response 14                --         1,662,908            --             --
     Add RPM and Sentfleber
     Total Assets - response 14
     Reclass to Systems Segment
     Eliminate affiliate receivables                       (117,294)           --              --
     Less Goodwill                                         (139,035)           --              --
     Tangible Assets-Eng. Segment
     Footnote 18 amount

2006 Revenues                               962,729       5,445,740       2,794,685     13,973,293
     Affiliate Eliminations                (207,303)
     Eng Seg Net Sales
     Note 18 Net Sales

2005 Revenues                                88,773       5,407,490            --             --
     Add Back RPM


     Affiliate Eliminations
     Eng Seg Net Sales
     Note 18 Net Sales

2004 Revenues                                  --         3,635,291            --             --
     add back Senfleber & RPM


     Reclassifications
     Affiliate Eliminations
     Eng Seg Net Sales
     Note 18 Net Sales






ENGlobal Corporation Reconciliation of Engineering Segment Metrics to Footnote Disclosure

                                                             EEI             ECR             EAG

2006 Net Income - Eng. segment            (2,395,022)    (2,161,194)      (123,741)       664,865
     Add back interest expense                76,282         (1,129)       (72,761)        (5,839)
     Add back foreign exchange                18,636           --             --             --
     Add back Stewardship Fee             11,442,200     (9,045,371)    (1,947,215)      (396,463)
     Add back other income                  (342,370)       406,848        (25,581)        (1,131)
     Add back taxes                          284,446       (141,812)        (6,377)       (24,181)
     Oper Profit - Eng segment             9,084,171
     Note 18 Operating Profit              9,084,000      6,620,271      1,928,194      1,092,479

2005 Net Income                            9,867,457      7,809,957        227,222      2,242,427
     Add back RPM                            378,049        378,049
     Net Income - Eng. Segment            10,245,506
     Add back interest expense                91,863          2,308         78,389           --
     Add back foreign exchange                 1,682           --             --             --
     Add back Stewardship Fee              8,795,586      7,760,628      1,018,831         16,127
     subtract out other income               (41,954)       (41,286)          (557)            (0)
     Add back taxes                          417,730        417,730           --             --
     Interest & Stewardship RPM              562,313        562,313
     Reclassify AA & IC to Systems        (1,160,336)                                  (1,160,336)
     subtotal - eng. segment              18,912,389     16,889,699      1,323,885      1,098,218
     Note 18 Operating Profit             18,911,000

2004 Net Income                            1,822,326      2,869,341         30,315       (576,338)
     Add back RPM & Senfleber                (59,999)      (152,684)                       92,685
     Net Income - Eng. Segment             1,762,327
     Add back interest expense               135,599        116,724          3,411          2,500
     Add back Stewardship Fee              7,602,619      6,951,460        546,988        104,171
     subtract out other income               (81,322)       (80,989)        (2,350)         2,019
     Add back taxes                          295,490        295,490           --             --
     Interest & Stewardship RPM & Sent       514,202        453,669                        60,533
     Reclassify AA & IC to Systems           241,206                                      241,206
     subtotal - eng. segment              10,470,120     10,453,010        578,364        (73,224)
     Note 18 Operating Profit             10,461,000

                                                                     (Continued on following page)



ENGlobal Corporation Reconciliation of Engineering Segment Metrics to Footnote Disclosure (Continued)

                                               ECAN             ETS             WRCC          WRC

2006 Net Income - Eng. segment              (567,167)      (814,763)        77,175        529,803
     Add back interest expense                  --           (8,835)          --           12,282
     Add back foreign exchange               (12,787)          --           (5,849)          --
     Add back Stewardship Fee                (53,150)          --             --                0
     Add back other income                    (1,894)       (33,716)            (0)        (2,155)
     Add back taxes                             --              588        (55,039)       (57,625)
     Oper Profit - Eng segment
     Note 18 Operating Profit               (499,335)      (772,800)       138,063        577,300

2005 Net Income                             (289,876)      (122,274)          --             --
     Add back RPM
     Net Income - Eng. Segment
     Add back interest expense                  --           11,166
     Add back foreign exchange                 1,682           --
     Add back Stewardship Fee                   --             --
     subtract out other income                  --             (111)
     Add back taxes                             --             --
     Interest & Stewardship RPM
     Reclassify AA & IC to Systems
     subtotal - eng. segment                (288,194)      (111,219)
     Note 18 Operating Profit

2004 Net Income                                 --         (500,992)          --             --
     Add back RPM & Senfleber
     Net Income - Eng. Segment
     Add back interest expense                               12,964
     Add back Stewardship Fee                                  --
     subtract out other income                                   (2)
     Add back taxes                                            --
     Interest & Stewardship RPM & Sent
     Reclassify AA & IC to Systems
     subtotal - eng. segment                    --         (488,030)
     Note 18 Operating Profit


                                                                   EXHIBIT C

                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                -----------------------------------------------------------------------------
                                                  MANU SEG           SYSTEMS SEGMENT                 ENGINEERING SEGMENT
            -----------------------------------------------------------------------------------------------------------------
               CONSOL                               THER           ESI             ECP             SEN              EAG
            -----------------------------------------------------------------------------------------------------------------

Chief operating decision maker                Coskey        Coskey           Coskey           Coskey           Coskey
Managers                                                    Leedy                                              Leedy
Similar Economonic Characteristics
A. Nature of the products and services        HVAC Svs      Assembly         Assembly         Engr Svs         Engr Svs
B. Nature of the production processes
                                                            Petrochem        Petrochem        Petrochem        Petrochem
C. Type or class of customer for their        Commercial    Pipeline Energy  Pipeline Energy  Pipeline Energy  Pipeline Energy
   products and services
D. Methods used to distribute their
   products or provide their services
E. If applicable, the nature of the
   regulatory environment, for


REVENUE
  2007-Q2-4 Budgets    $242,944,813.37                 $0.00   $16,769,000.00           $0.00          $0.00   $16,445,095.38
  2007-Q1 Actuals       $82,111,177.08                 $0.00    $5,509,830.37           $0.00          $0.00    $4,148,116.76
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $325,055,990.45                 $0.00   $22,278,830.37           $0.00          $0.00   $20,593,212.14
  2006                 $306,198,170.56                 $0.00   $26,032,374.02           $0.00          $0.00   $10,362,644.86
  2005                 $235,574,783.86                  0.00    14,337,198.46            0.00           0.00     5,076,974.65
  2004                 $151,548,476.73                  0.00    11,583,037.07    1,768,263.85   1,008,877.35       897,781.82
  2003                 $127,549,888.57          1,984,411.15    11,335,510.75    1,454,253.38     447,154.77     2,102,083.49
  2002                  $94,157,920.71          2,438,510.97    10,070,909.24    2,986,629.57           0.00     1,093,550.54

REVENUE PERCENTAGES
  2007 (Q1Act + Bud)                                    0.00%            6.85%           0.00%          0.00%            6.34%
  2006                                                  0.00%            8.50%           0.00%          0.00%            3.38%
  2005                                                  0.00%            6.09%           0.00%          0.00%            2.16%
  2004                                                  0.00%            7.64%           1.17%          0.67%            0.59%
  2003                                                  1.56%            8.89%           1.14%          0.35%            1.65%
  2002                                                  2.59%           10.70%           3.17%          0.00%            1.16%

REVENUE $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                    0.00    (3,753,543.65)           0.00           0.00    10,230,567.28
  2006                                                  0.00    11,695,175.56            0.00           0.00     5,285,670.21
  2005                                                  0.00     2,754,161.39   (1,768,263.85) (1,008,877.35)    4,179,192.83
  2004                                         (1,984,411.15)      247,526.32      314,010.47     561,722.58    (1,204,301.67)
  2003                                           (454,099.82)    1,264,601.51   (1,532,376.19)    447,154.77     1,008,532.95
  2002                                                  0.00             0.00            0.00           0.00             0.00

REVENUE % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                    0.00%           -1.65%           0.00%          0.00%            2.95%
  2006                                                  0.00%            2.42%           0.00%          0.00%            1.23%
  2005                                                  0.00%           -1.56%          -1.17%         -0.67%            1.56%
  2004                                                 -1.56%           -1.24%           0.03%          0.32%           -1.06%
  2003                                                 -1.03%           -1.81%          -2.03%          0.35%            0.49%
  2002                                                  0.00%            0.00%           0.00%          0.00%            0.00%

                                                                                                 (Continued on following page)



                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                               ------------------------------------------------------------------------------
                                                                            ENGINEERING SEGMENT
            -----------------------------------------------------------------------------------------------------------------
               CONSOL                             ECAN             ECR              WRC           WRC CAN            IDS
            -----------------------------------------------------------------------------------------------------------------

Chief operating decision maker               Coskey           Coskey          Coskey          Coskey           Coskey
Managers                                     Leedy            Winthrop        Lee             Lee
Similar Economonic Characteristics
A. Nature of the products and services       Engr Svs         Insp/CM Svs     Land Svs        Land Svs         Engr Svs
B. Nature of the production processes
                                             Petrochem        Petrochem       Petrochem       Petrochem        Petrochem
C. Type or class of customer for their       Pipeline Energy  Pipeline Energy Pipeline Energy Pipeline Energy  Pipeline Energy
   products and services
D. Methods used to distribute their
   products or provide their services
E. If applicable, the nature of the
   regulatory environment, for


REVENUE
  2007-Q2-4 Budgets    $242,944,813.37         $3,944,400.00   $36,301,321.99   $19,500,000.00          $0.00           $0.00
  2007-Q1 Actuals        $82,11,177.08           $295,400.73   $13,997,936.45    $6,568,394.20    $318,900.36           $0.00
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $325,055,990.45         $4,239,800.73   $50,299,258.44   $26,068,394.20    $318,900.36           $0.00
  2006                 $306,198,170.56           $962,728.62   $35,401,009.33   $13,973,293.44  $2,794,685.01           $0.00
  2005                 $235,574,783.86             88,773.45    22,962,266.81             0.00           0.00            0.00
  2004                 $151,548,476.73                  0.00     9,116,462.16             0.00           0.00            0.00
  2003                 $127,549,888.57                  0.00     5,214,721.44             0.00           0.00   13,114,402.58
  2002                 $94,157,920.71                   0.00     5,118,230.50             0.00           0.00   12,178,063.27

REVENUE PERCENTAGES
  2007 (Q1Act + Bud)                                    1.30%           15.47%            8.02%          0.10%           0.00%
  2006                                                  0.31%           11.56%            4.56%          0.91%           0.00%
  2005                                                  0.04%            9.75%            0.00%          0.00%           0.00%
  2004                                                  0.00%            6.02%            0.00%          0.00%           0.00%
  2003                                                  0.00%            4.09%            0.00%          0.00%          10.28%
  2002                                                  0.00%            5.44%            0.00%          0.00%          12.93%

REVENUE $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                            3,277,072.11    14,898,249.11    12,095,100.76  (2,475,784.65)           0.00
  2006                                            873,955.17    12,438,742.52    13,973,293.44   2,794,685.01            0.00
  2005                                             88,773.45    13,845,804.65             0.00           0.00            0.00
  2004                                                  0.00     3,901,740.72             0.00           0.00  (13,114,402.58)
  2003                                                  0.00        96,490.94             0.00           0.00      936,339.31
  2002                                                  0.00             0.00             0.00           0.00            0.00

REVENUE % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                    0.99%            3.91%            3.46%         -0.81%           0.00%
  2006                                                  0.28%            1.81%            4.56%          0.91%           0.00%
  2005                                                  0.04%            3.73%            0.00%          0.00%           0.00%
  2004                                                  0.00%            1.93%            0.00%          0.00%         -10.28%
  2003                                                  0.00%           -1.35%            0.00%          0.00%          -2.65%
  2002                                                  0.00%            0.00%            0.00%          0.00%           0.00%

                                                                                                 (Continued on following page)


                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                     -------------------------------------------------------------------
                                                                        ENGINEERING SEGMENT                    PEI
            ------------------------------------------------------------------------------------------------------------
               CONSOL                                      EEI               RPM               ETS            INVEST
            ------------------------------------------------------------------------------------------------------------

Chief operating decision maker                       Coskey            Coskey             Coskey             Coskey
Managers                                             Smith                                Smith              Coskey
Similar Economonic Characteristics
A. Nature of the products and services               Engr Svs          Engr Svs           Engr Svs           Real Estate
B. Nature of the production processes
                                                     Petrochem         Petrochem          Governmental
C. Type or class of customer for their               Pipeline Energy   Pipeline Energy    Energy             Commercial
   products and services
D. Methods used to distribute their
   products or provide their services
E. If applicable, the nature of the
   regulatory environment, for

REVENUE
  2007-Q2-4 Budgets    $242,944,813.37                $146,207,997.00            $0.00     $3,776,999.00           $0.00
  2007-Q1 Actuals       $82,111,177.08                 $50,444,207.89            $0.00       $828,390.32           $0.00
------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $325,055,990.45                $196,652,204.89            $0.00     $4,605,389.32           $0.00
  2006                 $306,198,170.56                $211,225,695.19            $0.00     $5,445,740.09           $0.00
  2005                 $235,574,783.86                 174,907,914.03    12,794,166.76      5,407,489.70            0.00
  2004                 $151,548,476.73                 115,909,279.90     7,629,483.80      3,635,290.78            0.00
  2003                 $127,549,888.57                  85,919,191.69     5,978,159.32              0.00            0.00
  2002                  $94,157,920.71                  49,273,811.32    10,998,215.30              0.00            0.00

REVENUE PERCENTAGES
  2007 (Q1Act + Bud)                                            60.50%            0.00%            1.42%            0.00%
  2006                                                          68.98%            0.00%            1.78%            0.00%
  2005                                                          74.25%            5.43%            2.30%            0.00%
  2004                                                          76.48%            5.03%            2.40%            0.00%
  2003                                                          67.36%            4.69%            0.00%            0.00%
  2002                                                          52.33%           11.68%            0.00%            0.00%

REVENUE $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                   (14,573,490.30)            0.00      (840,350.77)            0.00
  2006                                                  36,317,781.16   (12,794,166.76)       38,250.39             0.00
  2005                                                  58,998,634.13     5,164,682.96     1,772,198.92             0.00
  2004                                                  29,990,088.21     1,651,324.48     3,635,290.78             0.00
  2003                                                  36,645,380.37    (5,020,055.98)            0.00             0.00
  2002                                                           0.00             0.00             0.00             0.00

REVENUE % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                            -8.49%            0.00%           -0.36%            0.00%
  2006                                                          -5.26%           -5.43%           -0.52%            0.00%
  2005                                                          -2.24%            0.40%           -0.10%            0.00%
  2004                                                           9.12%            0.35%            2.40%            0.00%
  2003                                                          15.03%           -6.99%            0.00%            0.00%
  2002                                                           0.00%            0.00%            0.00%            0.00%

                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                 ----------------------------------------------------------------------------
                                                  MANU SEG           SYSTEMS SEGMENT                 ENGINEERING SEGMENT
            -----------------------------------------------------------------------------------------------------------------
               CONSOL                               THER           ESI             ECP             SEN              EAG
            -----------------------------------------------------------------------------------------------------------------

=============================================================================================================================
OPERATING SEGMENTS ONLY
GROSS PROFIT (LOSS)
  2007-Q2-4 Budgets    $44,913,841.36                  $0.00    $1,675,266.00           $0.00          $0.00    $4,479,291.13
  2007-Q1 Actuals      $13,277,724.29                   0.00       249,014.34            0.00           0.00       586,380.18
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $58,191,565.65                   0.00     1,924,280.34            0.00           0.00     5,065,671.31
  2006                 $26,264,234.06                   0.00     2,138,337.36            0.00           0.00     2,353,562.43
  2005                 $28,272,660.18                   0.00     1,110,602.94            0.00           0.00     1,225,741.99
  2004                 $18,593,466.81                   0.00     1,783,453.06      339,199.16     118,793.69      (136,359.93)
  2003                 $17,373,932.98             400,358.75     1,341,435.78       62,247.11      77,595.55       690,913.20
  2002                 $14,943,386.26             537,237.11     1,501,662.91      410,459.41           0.00       399,146.58

GROSS PROFIT (LOSS)
% OF REVENUE
  2007-Q2-4 Budgets                                     0.00%            9.99%           0.00%          0.00%           27.24%
  2007-Q1 Actuals                                       0.00%            4.52%           0.00%          0.00%           14.14%
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                    0.00%            8.64%           0.00%          0.00%           24.60%
  2006                                                  0.00%            8.21%           0.00%          0.00%           22.71%
  2005                                                  0.00%            7.75%           0.00%          0.00%           24.14%
  2004                                                  0.00%           15.40%          19.18%         18.02%          -15.19%
  2003                                                 20.18%           11.83%           4.28%         17.35%           32.87%
  2002                                                 22.03%           14.91%          13.74%          0.00%           36.50%

GROSS PROFIT (LOSS)
PERCENT OF TOTAL
  2007 (Q1Act + Bud)                                    0.00%            3.73%           0.00%          0.00%            9.97%
  2007                                                  0.00%            1.88%           0.00%          0.00%            4.42%
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                    0.00%            3.31%           0.00%          0.00%            8.71%
  2006                                                  0.00%            8.14%           0.00%          0.00%            8.96%
  2005                                                  0.00%            3.93%           0.00%          0.00%            4.34%
  2004                                                  0.00%            9.59%           1.82%          0.98%           -0.73%
  2003                                                  2.30%            7.72%           0.36%          0.45%            3.98%
  2002                                                  3.60%           10.05%           2.75%          0.00%            2.67%

GROSS PROFIT (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $31,927,331.59                    0.00     (214,057.02)           0.00           0.00     2,712,108.88
  2006                 ($2,008.426.12)                   0.00    1,027,734.42            0.00           0.00     1,127,820.44
  2005                  $9,679,193.37                    0.00     (672,850.12)    (399,199.16)   (181,793.69)    1,362,101.92
  2004                  $1,219,533.83             (400,358.75)     442,017.28      276,952.05     104,198.14      (827,273.13)
  2003                  $2,430,546.72             (136,878.36)    (160,227.13)    (348,212.30)     77,595.55       291,766.62
  2002                          $0.00                    0.00            0.00            0.00           0.00             0.00


GROSS PROFIT (LOSS)
% CHANGE YEAR TO YEAR
   2007 (Q1Act + Bud)                                    0.00%          -4.83%           0.00%          0.00%           -0.26%
   2006                                                  0.00%           4.21%           0.00%          0.00%            4.63%
   2005                                                  0.00%          -5.66%          -1.82%         -0.98%            5.07%
   2004                                                 -2.30%           1.87%           1.47%          0.53%           -4.71%
   2003                                                 -1.29%          -2.33%          -2.39%          0.45%            1.31%
   2002                                                  0.00%           0.00%           0.00%          0.00%            0.00%


                                                                                                       (Continued on following page)

                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                     ---------------------------------------------------------------------
                                                                                  ENGINEERING SEGMENT
            --------------------------------------------------------------------------------------------------------------
               CONSOL                             ECAN             ECR              WRC           WRC CAN            IDS
            --------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
GROSS PROFIT (LOSS)
  2007-Q2-4 Budgets    $44,913,841.36        $1,023,930.00    $4,587,292.50    $3,798,500.00        $0.00           $0.00
  2007-Q1 Actuals      $13,277,724.29           (54,309.68)    2,116,470.39     1,223,536.87    26,968.41            0.00
--------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $58,191,565.65           969,620.32     6,703,762.89     5,022,036.87    26,968.41            0.00
  2006                 $26,264,234.06            (4,183.23)    3,810,396.40     2,249,199.77   140,131.83            0.00
  2005                 $28,272,660.18           (81,715.12)    2,450,911.48             0.00         0.00            0.00
  2004                 $18,593,466.81                 0.00       982,172.48             0.00         0.00            0.00
  2003                 $17,373,932.98                 0.00       427,475.31             0.00         0.00    1,864,442.43
  2002                 $14,943,386.26                 0.00       535,747.55             0.00         0.00    1,597,633.23

GROSS PROFIT (LOSS) % OF REVENUE
  2007-Q2-4 Budgets                                  25.96%          12.64%            19.48%        0.00%           0.00%
  2007-Q1 Actuals                                   -18.39%          15.12%            18.63%        8.46%           0.00%
--------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                 22.87%          13.33%            19.26%        8.46%           0.00%
  2006                                               -0.43%          10.76%            16.10%        5.01%           0.00%
  2005                                              -92.05%          10.67%             0.00%        0.00%           0.00%
  2004                                                0.00%          10.77%             0.00%        0.00%           0.00%
  2003                                                0.00%           8.20%             0.00%        0.00%          14.22%
  2002                                                0.00%          10.47%             0.00%        0.00%          13.12%

GROSS PROFIT (LOSS) PERCENT OF TOTAL
  2007-Q2-4 Budgets                                   2.28%          10.21%             8.46%        0.00%           0.00%
  2007-Q1 Actuals                                    -0.41%          15.94%             9.21%        0.20%           0.00%
--------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                  1.67%          11.52%             8.63%        0.05%           0.00%
  2006                                               -0.02%          14.51%             8.56%        0.53%           0.00%
  2005                                               -0.29%           8.67%             0.00%        0.00%           0.00%
  2004                                                0.00%           5.28%             0.00%        0.00%           0.00%
  2003                                                0.00%           2.46%             0.00%        0.00%          10.73%
  2002                                                0.00%           3.59%             0.00%        0.00%          10.69%

GROSS PROFIT (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $31,927,331.59            973,803.55    2,893,366.49      2,772,837.10  (113,163.42)          0.00
  2006                 ($2,008,426.12)            77,531.89    1,359,484.92      2,249,199.77   140,131.83           0.00
  2005                  $9,679,193.37            (81,715.12)   1,468,739.00              0.00         0.00           0.00
  2004                  $1,219,533.83                  0.00      554,697.17              0.00         0.00  (1,864,442.43)
  2003                  $2,430,546.72                  0.00     (108,272.24)             0.00         0.00     266,809.20
  2002                          $0.00                  0.00            0.00              0.00         0.00           0.00

GROSS PROFIT (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                  1.68%          -2.99%             0.07%       -0.49%          0.00%
  2006                                                0.27%           5.84%             8.56%        0.53%          0.00%
  2005                                               -0.29%           3.39%             0.00%        0.00%          0.00%
  2004                                                0.00%           2.82%             0.00%        0.00%        -10.73%
  2003                                                0.00%          -1.12%             0.00%        0.00%          0.04%
  2002                                                0.00%           0.00%             0.00%        0.00%          0.00%


                                                                                              (Continued on following page)


                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                     -------------------------------------------------------------------
                                                                        ENGINEERING SEGMENT                         PEI
            ------------------------------------------------------------------------------------------------------------
                        CONSOL                       EEI                           RPM              ETS           INVEST
            ------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
GROSS PROFIT (LOSS)
  2007-Q2-4 Budgets    $44,913,841.36          28,753,942.24                       $0.00         $595,619.49       $0.00
  2007-Q1 Actuals      $13,277,724.29           9,066,667.74                        0.00           62,996.04        0.00
------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $58,191,565.65          37,820,609.98                        0.00          658,615.53        0.00
  2006                 $26,264,234.06          15,348,762.23                        0.00          228,027.27        0.00
  2005                 $28,272,660.18          21,269,138.07                1,568,122.08          729,858.74        0.00
  2004                 $18,593,466.81           3,775,473.28                  857,699.62          810,035.45        0.00
  2003                 $17,373,932.98          11,918,492.43                  590,972.42                0.00        0.00
  2002                 $14,943,386.26           8,978,636.54                  982,862.93                0.00        0.00

GROSS PROFIT (LOSS) % OF REVENUE
  2007-Q2-4 Budgets                                   19.67%                       0.00%              15.77%       0.00%
  2007-Q1 Actuals                                     17.97%                       0.00%               7.60%       0.00%
------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                  19.23%                       0.00%              14.30%       0.00%
  2006                                                 7.27%                       0.00%               4.19%       0.00%
  2005                                                12.16%                      12.26%              13.50%       0.00%
  2004                                                11.88%                      11.24%              22.28%       0.00%
  2003                                                13.87%                       9.89%               0.00%       0.00%
  2002                                                18.22%                       8.94%               0.00%       0.00%

GROSS PROFIT (LOSS) PERCENT OF TOTAL
  2007-Q2-4 Budgets                                   64.02%                       0.00%               1.33%       0.00%
  2007-Q1 Actuals                                     68.28%                       0.00%               0.47%       0.00%
------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                  64.99%                       0.00%               1.13%       0.00%
  2006                                                58.44%                       0.00%               0.87%       0.00%
  2005                                                75.23%                       5.55%               2.58%       0.00%
  2004                                                74.09%                       4.61%               4.36%       0.00%
  2003                                                68.60%                       3.40%               0.00%       0.00%
  2002                                                60.08%                       6.58%               0.00%       0.00%

GROSS PROFIT (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $31,927,331.59          22,471,847.75                        0.00          430,588.26       0.00
  2006                 ($2,008,426.12)         (5,920,375.84)              (1,568,122.08)        (501,831.47)      0.00
  2005                  $9,679,193.37           7,493,664.79                  710,422.46          (80,176.71)      0.00
  2004                  $1,219,533.83           1,856,980.85                  266,727.20          810,035.45       0.00
  2003                  $2,430,546.72           2,939,855.89                 (391,890.51)               0.00       0.00
  2002                          $0.00                   0.00                        0.00                0.00       0.00

GROSS PROFIT (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                   6.55%                       0.00%               0.26%       0.00%
  2006                                               -16.79%                      -5.55%              -1.71%       0.00%
  2005                                                 1.14%                       0.93%              -1.78%       0.00%
  2004                                                 5.49%                       1.21%               4.36%       0.00%
  2003                                                 8.52%                      -3.18%               0.00%       0.00%
  2002                                                 0.00%                       0.00%               0.00%       0.00%



                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                            ----------------------------------------------------------------------------------
                                            MANU SEG              SYSTEMS SEGMENT                 ENGINEERING SEGMENT
            ------------------------------------------------------------------------------------------------------------------
                          CONSOL              THER            ESI               ECP              SEN                 EAG
            ------------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
SG&A
  2007-Q2-4 Budgets    $14,125,233.98           $0.00      $940,791.72            $0.00           $0.00        $1,759,186.00
  2007-Q1 Actuals       $3,956,668.84            0.00       428,858.63             0.00            0.00           363,374.94
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud(   $18,081,902.82            0.00     1,369,650.35             0.00            0.00         2,122,560.94
  2006                 $17,198,892.61            0.00     2,152,382.77             0.00            0.00         1,261,083.71
  2005                 $10,213,583.42        1,531.01     1,962,383.91             0.00            0.00           127,524.35
  2004                  $7,496,262.20       31,374.38     1,134,516.30       260,320.09       28,575.49           159,439.32
  2003                  $6,926,670.28      631,581.63     1,574,633.99       367,749.71       15,199.97           172,452.36
  2002                  $5,418,748.00      746,056.20       906,132.60       554,407.86            0.00                 0.00

SG&A % OF REVENUE
  2007-Q2-4 Budgets                             0.00%            5.61%            0.00%           0.00%               10.70%
  2007-Q1 Actuals                               0.00%            7.78%            0.00%           0.00%                8.76%
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                            0.00%            6.15%            0.00%           0.00%               10.31%
  2006                                          0.00%            8.27%            0.00%           0.00%               12.17%
  2005                                          0.00%           13.69%            0.00%           0.00%                2.51%
  2004                                          0.00%            9.79%           14.72%           2.83%               17.76%
  2003                                         31.83%           13.89%           25.29%           3.40%                8.20%
  2002                                         30.59%            9.00%           18.56%           0.00%                0.00%

SG&A PERCENT OF TOTAL
  2007-Q2-4 Budgets                             0.00%            6.66%            0.00%           0.00%               12.45%
  2007-Q1 Actuals                               0.00%           10.84%            0.00%           0.00%                9.18%
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                            0.00%            7.57%            0.00%           0.00%               11.74%
  2006                                          0.00%           12.51%            0.00%           0.00%                7.33%
  2005                                          0.01%           19.21%            0.00%           0.00%                1.25%
  2004                                          0.42%           15.13%            3.47%           0.38%                2.13%
  2003                                          9.12%           22.73%            5.31%           0.22%                2.49%
  2002                                         13.77%           16.72%           10.23%           0.00%                0.00%

SG&A $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)      $883,010.21           0.00      (782,732.42)            0.00            0.00            861,477.23
  2006                  $6,985,309.19      (1,531.01)      189,998.86             0.00            0.00          1,133,559.36
  2005                  $2,717,321.22     (29,843.37)      827,867.61      (260,320.09)     (28,575.49)           (31,914.97)
  2004                    $569,591.92    (600,207.25)     (440,117.69)     (107,429.62)      13,375.52            (13,013.04)
  2003                  $1,507,922.28    (114,474.57)      668,501.39      (186,658.15)      15,199.97            172,452.36
  2002                         $0.00            0.00             0.00             0.00            0.00                  0.00

SG&A % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                            0.00%          -4.94%             0.00%           0.00%                 4.41%
  2006                                         -0.01%          -6.70%             0.00%           0.00%                 6.08%
  2005                                         -0.40%           4.08%            -3.47%          -0.38%                -0.88%
  2004                                         -8.70%          -7.60%            -1.84%           0.16%                -0.36%
  2003                                         -4.65%           6.01%            -4.92%           0.22%                 2.49%
  2002                                          0.00%           0.00%             0.00%           0.00%                 0.00%
                                                                                                  (Continued on following page)


                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                ----------------------------------------------------------------------------
                                                                             ENGINEERING SEGMENT
            ----------------------------------------------------------------------------------------------------------------
               CONSOL                        ECAN               ECR                WRC                WRC CAN           IDS
            ----------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
SG&A
  2007-Q2-4 Budgets    $14,125,233.98    $764,393.76        $2,401,141.75     $2,606,812.00             $0.00          $0.00
  2007-Q1 Actuals       $3,956,668.84      88,104.92           625,894.48        582,307.37              0.00           0.00
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud(   $18,081,902.82     852,498.68         3,027,036.23      3,189,119.37              0.00           0.00
  2006                 $17,198,892.61     495,152.12         1,882,202.45      1,671,899.69          2,068.62           0.00
  2005                 $10,213,583.42     206,479.26         1,127,026.68              0.00              0.00           0.00
  2004                  $7,496,262.20           0.00           403,808.51              0.00              0.00           0.00
  2003                  $6,926,670.28           0.00           205,857.27              0.00              0.00     801,195.10
  2002                  $5,418,748.00           0.00           129,067.93              0.00              0.00   1,347,127.68

SG&A % OF REVENUE
  2007-Q2-4 Budgets                            19.38%                6.61%            13.37%             0.00%          0.00%
  2007-Q1 Actuals                              29.83%                4.47%             8.87%             0.00%          0.00%
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                           20.11%                6.02%            12.23%             0.00%          0.00%
  2006                                         51.43%                5.32%            11.96%             0.07%          0.00%
  2005                                        232.59%                4.91%             0.00%             0.00%          0.00%
  2004                                          0.00%                4.43%             0.00%             0.00%          0.00%
  2003                                          0.00%                3.95%             0.00%             0.00%          6.11%
  2002                                          0.00%                2.52%             0.00%             0.00%         11.06%

SG&A PERCENT OF TOTAL
  2007-Q2-4 Budgets                             5.41%               17.00%            18.46%             0.00%          0.00%
  2007-Q1 Actuals                               2.23%               15.82%            14.72%             0.00%          0.00%
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                            4.71%               16.74%            17.64%             0.00%          0.00%
  2006                                          2.88%               10.94%             9.72%             0.01%          0.00%
  2005                                          2.02%               11.03%             0.00%             0.00%          0.00%
  2004                                          0.00%                5.39%             0.00%             0.00%          0.00%
  2003                                          0.00%                2.97%             0.00%             0.00%         11.57%
  2002                                          0.00%                2.38%             0.00%             0.00%         24.86%

SG&A $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)      $883,010.21     357,346.56         1,144,833.78      1,517,219.68         (2,068.62)          0.00
  2006                  $6,985,309.19     288,672.86           755,175.77      1,671,899.69          2,068.62           0.00
  2005                  $2,717,321.22     206,479.26           723,218.17              0.00              0.00           0.00
  2004                    $569,591.92           0.00           197,951.24              0.00              0.00    (801,195.10)
  2003                  $1,507,922.28           0.00            76,789.34              0.00              0.00    (545,932.58)
  2002                         $0.00            0.00                 0.00              0.00              0.00           0.00

SG&A % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                            1.84%                5.80%             7.92%            -0.01%          0.00%
  2006                                          0.86%               -0.09%             9.72%             0.01%          0.00%
  2005                                          2.02%                5.65%             0.00%             0.00%          0.00%
  2004                                          0.00%                2.41%             0.00%             0.00%        -11.57%
  2003                                          0.00%                0.59%             0.00%             0.00%        -13.29%
  2002                                          0.00%                0.00%             0.00%             0.00%          0.00%
                                                                                                  (Continued on following page)

                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                     -------------------------------------------------------------------
                                                                        ENGINEERING SEGMENT                         PEI
            ------------------------------------------------------------------------------------------------------------
                        CONSOL                       EEI              RPM                        ETS               INVEST
            ------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
SG&A
  2007-Q2-4 Budgets    $14,125,233.98           $5,305,788.75           $0.00             $347,120.00               $0.00
  2007-Q1 Actuals       $3,956,668.84            1,721,382.62            0.00              146,745.88                0.00
-------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud(   $18,081,902.82            7,027,171.37            0.00              493,865.88                0.00
  2006                 $17,198,892.61            8,728,491.66            0.00            1,000,826.98            4,784.61
  2005                 $10,213,583.42            5,319,800.98      627,759.95              841,077.28                0.00
  2004                  $7,496,262.20            3,623,448.05      556,714.69            1,298,065.37                0.00
  2003                  $6,926,670.28            2,480,046.29      677,953.96                    0.00                0.00
  2002                  $5,418,748.00              312,250.83    1,423,704.90                    0.00                0.00

SG&A % OF REVENUE
  2007-Q2-4 Budgets                                      3.63%           0.00%                   9.19%               0.00%
  2007-Q1 Actuals                                        3.41%           0.00%                  17.71%               0.00%
--------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                     3.57%           0.00%                  10.72%               0.00%
  2006                                                   4.13%           0.00%                  18.38%               0.00%
  2005                                                   3.04%           4.91%                  15.55%               0.00%
  2004                                                   3.13%           7.30%                  35.71%               0.00%
  2003                                                   2.89%          11.34%                   0.00%               0.00%
  2002                                                   0.63%          12.94%                   0.00%               0.00%

SG&A PERCENT OF TOTAL
  2007-Q2-4 Budgets                                     37.56%           0.00%                   2.46%               0.00%
  2007-Q1 Actuals                                       43.51%           0.00%                   3.71%               0.00%
--------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                    38.86%           0.00%                   2.73%               0.00%
  2006                                                  50.75%           0.00%                   5.82%               0.03%
  2005                                                  52.09%           6.15%                   8.23%               0.00%
  2004                                                  48.34%           7.43%                  17.32%               0.00%
  2003                                                  35.80%           9.79%                   0.00%               0.00%
  2002                                                   5.76%          26.27%                   0.00%               0.00%

SG&A $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)      $883,010.21           (1,701,320.29)           0.00             (506,961.10)           (4,784.61)
  2006                  $6,985,309.19            3,408,690.68     (627,759.95)             159,749.70             4,784.61
  2005                  $2,717,321.22            1,696,352.93       71,045.26             (456,988.09)                0.00
  2004                    $569,591.92            1,143,401.76     (121,239.27)           1,298,065.37                 0.00
  2003                  $1,507,922.28            2,167,795.46     (745,750.94)                   0.00                 0.00
  2002                         $0.00                     0.00            0.00                    0.00                 0.00

SG&A % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                   -11.89%           0.00%                  -3.09%               -0.03%
  2006                                                  -1.34%          -6.15%                  -2.42%                0.03%
  2005                                                   3.75%          -1.28%                  -9.08%                0.00%
  2004                                                  12.53%          -2.36%                  17.32%                0.00%
  2003                                                  30.04%         -16.49%                   0.00%                0.00%
  2002                                                   0.00%           0.00%                   0.00%                0.00%



                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                  --------------------------------------------------------------------------
                                                  MANU SEG             SYSTEMS SEGMENT             ENGINEERING SEGMENT
            ----------------------------------------------------------------------------------------------------------------
                          CONSOL                   THER               ESI               ECP         SEN            EAG
            ----------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
OPER PROFIT (LOSS)
  2007-Q2-4 Budget     $31,293,464.90               $0.00        $734,474.28           $0.00        $0.00      $2,720,105.13
  2007-Q1 Actuals       $9,429,485.09                0.00        (179,844.29)           0.00         0.00         223,005.24
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $40,722,949.99                0.00         554,629.99            0.00         0.00       2,943,110.37
  2006                  $9,070,126.06                0.00         (14,045.41)           0.00         0.00       1,092,478.72
  2005                 $18,059,076.76           (1,531.01)       (851,780.97)           0.00         0.00       1,098,217.64
  2004                 $11,097,204.61          (31,374.38)        648,936.76       78,879.07   153,218.20        (295,799.25)
  2003                 $10,447,262.70         (231,222.88)       (233,198.21)    (305,502.60)   62,395.58         518,460.84
  2002                  $9,524,638.26         (208,819.09)        595,530.31     (143,948.45)        0.00         399,146.58

OPER PROFIT (LOSS) % OF REVENUE
  2007-Q2-4 Budgets                                  0.00%              4.38%           0.00%        0.00%             16.54%
  2007-Q1 Actuals                                    0.00%             -3.26%           0.00%        0.00%              5.38%
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                 0.00%              2.49%           0.00%        0.00%             14.29%
  2006                                               0.00%             -0.05%           0.00%        0.00%             10.54%
  2005                                               0.00%             -5.94%           0.00%        0.00%             21.63%
  2004                                               0.00%              5.60%           4.46%       15.19%            -32.95%
  2003                                             -11.65%             -2.06%         -21.01%       13.95%             24.66%
  2002                                              -8.56%              5.91%          -4.82%        0.00%             36.50%

OPER PROFIT (LOSS) PERCENTAGES
  2007-Q2-4 Budgets                                  0.00%              2.35%           0.00%        0.00%              8.69%
  2007-Q1 Actuals                                    0.00%             -1.91%           0.00%        0.00%              2.36%
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                 0.00%              1.36%           0.00%        0.00%              7.23%
  2006                                               0.00%             -0.15%           0.00%        0.00%             12.04%
  2005                                              -0.01%             -4.72%           0.00%        0.00%              6.08%
  2004                                              -0.28%              5.85%           0.71%        1.38%             -2.67%
  2003                                              -2.21%             -2.23%          -2.92%        0.60%              4.96%
  2002                                              -2.19%              6.25%          -1.51%        0.00%              4.19%

OPER PROFIT (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $31,652,823.93                0.00         568,675.40            0.00         0.00       1,850,631.65
  2006                 ($8,988,950.70)           1,531.01         837,735.56            0.00         0.00          (5,738.92)
  2005                  $6,961,872.15           29,843.37      (1,500,717.73)     (78,879.07) (153,218.20)      1,394,016.89
  2004                    $649,941.91          199,848.50         882,134.97      384,381.67    90,822.62        (814,260.09)
  2003                    $922,624.44          (22,403.79)       (828,728.52)    (161,554.15)   62,395.58         119,314.26
  2002                          $0.00                0.00               0.00            0.00         0.00               0.00

OPER PROFIT (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                 0.00%              1.52%           0.00%        0.00%             -4.82%
  2006                                               0.01%              4.56%           0.00%        0.00%              5.96%
  2005                                               0.27%            -10.56%          -0.71%       -1.38%              8.75%
  2004                                               1.93%              8.08%           3.64%        0.78%             -7.63%
  2003                                              -0.02%             -8.48%          -1.41%        0.60%              0.77%
  2002                                               0.00%              0.00%           0.00%        0.00%              0.00%
                                                                                                (Continued on following page)



                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                     -------------------------------------------------------------------------
                                                                               ENGINEERING SEGMENT
            ------------------------------------------------------------------------------------------------------------------
               CONSOL                          ECAN               ECR             WRC               WRC CAN          IDS
            ------------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
OPER PROFIT (LOSS)
  2007-Q2-4 Budget     $31,293,464.90     $764,393.76      $2,186,150.75      $1,191,688.00           $0.00             $0.00
  2007-Q1 Actuals       $9,429,485.09     (142,414.60)      1,490,575.91         641,229.50       26,968.41              0.00
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $40,722,949.99      621,979.16       3,676,726.66       1,832,917.50       26,968.41              0.00
  2006                  $9,070,126.06     (499,335.35       1,928,193.95         577,300.08      138,063.21              0.00
  2005                 $18,059,076.76     (288,194.38)      1,323,884.80               0.00            0.00              0.00
  2004                 $11,097,204.61            0.00         578,363.97               0.00            0.00              0.00
  2003                 $10,447,262.70            0.00         221,618.04               0.00            0.00      1,063,247.33
  2002                  $9,524,638.26            0.00         406,679.62               0.00            0.00        250,505.55

OPER PROFIT (LOSS) % OF REVENUE
  2007-Q2-4 Budgets                             19.38%              6.02%              6.11%           0.00%             0.00%
  2007-Q1 Actuals                              -48.21%             10.65%              9.76%           8.46%             0.00%
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                            14.67%              7.31%              7.03%           8.46%             0.00%
  2006                                         -51.87%              5.45%              4.13%           4.94%             0.00%
  2005                                        -324.64%              5.77%              0.00%           0.00%             0.00%
  2004                                           0.00%              6.34%              0.00%           0.00%             0.00%
  2003                                           0.00%              4.25%              0.00%           0.00%             8.11%
  2002                                           0.00%              7.95%              0.00%           0.00%             2.06%

OPER PROFIT (LOSS) PERCENTAGES
  2007-Q2-4 Budgets                              2.44%              6.99%              3.81%           0.00%             0.00%
  2007-Q1 Actuals                               -1.51%             15.81%              6.80%           0.29%             0.00%
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                             1.53%              9.03%              4.50%           0.07%             0.00%
  2006                                          -5.51%             21.26%              6.36%           1.52%             0.00%
  2005                                          -1.60%              7.33%              0.00%           0.00%             0.00%
  2004                                           0.00%              5.21%              0.00%           0.00%             0.00%
  2003                                           0.00%              2.12%              0.00%           0.00%            10.18%
  2002                                           0.00%              4.27%              0.00%           0.00%             2.63%

OPER PROFIT (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $31,652,823.93    1,121,314.51       1,748,532.71       1,255,617.42     (111,094.80)             0.00
  2006                 ($8,988,950.70)    (211,140.97)        604,309.15         577,300.08      138,063.21              0.00
  2005                  $6,961,872.15     (288,194.38)        745,520.83               0.00            0.00              0.00
  2004                    $649,941.91            0.00         356,745.93               0.00            0.00     (1,063,247.33)
  2003                    $922,624.44            0.00        (185,061.58)              0.00            0.00        812,741.78
  2002                          $0.00            0.00               0.00               0.00            0.00              0.00

OPER PROFIT (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                             7.03%            -12.23%             -1.86%          -1.46%             0.00%
  2006                                          -3.91%             13.93%              6.36%           1.52%             0.00%
  2005                                          -1.60%              2.12%              0.00%           0.00%             0.00%
  2004                                           0.00%              3.09%              0.00%           0.00%           -10.18%
  2003                                           0.00%             -2.15%              0.00%           0.00%             7.55%
  2002                                           0.00%              0.00%              0.00%           0.00%             0.00%
                                                                                                 (Continued on following page)



                                                          ENGLOBAL CORPORATION INC.
                                                       CONSOLIDATED BY LEGAL ENTITY

                                                     ------------------------------------------------------------------------
                                                                        ENGINEERING SEGMENT                             PEI
            -----------------------------------------------------------------------------------------------------------------
                          CONSOL                     EEI                    RPM                      ETS               INVEST
            -----------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
OPER PROFIT (LOSS)
  2007-Q2-4 Budget     $31,293,464.90           $23,448,153.49                 $0.00            $248,499.49          $0.00
  2007-Q1 Actuals       $9,429,485.09             7,453,714.76                  0.00             (83,749.84)          0.00
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $40,722,949.99            30,901,868.25                  0.00             164,749.65           0.00
  2006                  $9,070,126.06             6,620,270.57                  0.00            (772,799.71)          0.00
  2005                 $18,059,076.76            15,949,337.09            940,362.13            (111,218.54)          0.00
  2004                 $11,097,204.61            10,152,025.23            300,984.93            (488,029.92)          0.00
  2003                 $10,447,262.70             9,438,446.14            (86,981.54)                  0.00           0.00
  2002                  $9,524,638.26             8,666,385.71           (440,841.97)                  0.00           0.00

OPER PROFIT (LOSS) % OF REVENUE
  2007-Q2-4 Budgets                                     16.04%                  0.00%                  6.58%          0.00%
  2007-Q1 Actuals                                       14.78%                  0.00%                -10.11%          0.00%
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                    15.71%                  0.00%                  3.58%          0.00%
  2006                                                   3.13%                  0.00%                -14.19%          0.00%
  2005                                                   9.12%                  7.35%                 -2.06%          0.00%
  2004                                                   8.76%                  3.95%                -13.42%          0.00%
  2003                                                  10.99%                 -1.45%                  0.00%          0.00%
  2002                                                  17.59%                 -4.01%                  0.00%          0.00%

OPER PROFIT (LOSS) PERCENTAGES
  2007-Q2-4 Budgets                                     74.93%                  0.00%                  0.79%          0.00%
  2007-Q1 Actuals                                       79.05%                  0.00%                 -0.89%          0.00%
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                    75.88%                  0.00%                  0.40%          0.00%
  2006                                                  72.99%                  0.00%                 -8.52%          0.00%
  2005                                                  88.32%                  5.21%                 -0.62%          0.00%
  2004                                                  91.48%                  2.71%                 -4.40%          0.00%
  2003                                                  90.34%                 -0.83%                  0.00%          0.00%
  2002                                                  90.99%                 -4.63%                  0.00%          0.00%

OPER PROFIT (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $31,652,823.93           24,281,597.68                   0.00             937,549.36            0.00
  2006                 ($8,988,950.70)          (9,329,066.52)           (940,362.13)           (661,581.17)           0.00
  2005                  $6,961,872.15            5,797,311.86             639,377.20             376,811.38            0.00
  2004                    $649,941.91              713,579.09             387,966.47            (488,029.92)           0.00
  2003                    $922,624.44              772,060.43             353,860.43                   0.00            0.00
  2002                          $0.00                    0.00                   0.00                   0.00            0.00

OPER PROFIT (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                     2.89%                  0.00%                  8.92%           0.00%
  2006                                                 -15.33%                 -5.21%                 -7.90%           0.00%
  2005                                                  -3.17%                  2.49%                  3.78%           0.00%
  2004                                                   1.14%                  3.54%                 -4.40%           0.00%
  2003                                                  -0.65%                  3.80%                  0.00%           0.00%
  2002                                                   0.00%                  0.00%                  0.00%           0.00%


                                                          ENGLOBAL CORPORATION INC.
                                                        CONSOLIDATED BY LEGAL ENTITY

                                                  ---------------------------------------------------------------------------
                                                   MANU SEG             SYSTEMS SEGMENT                 ENGINEERING SEGMENT
            -----------------------------------------------------------------------------------------------------------------
                          CONSOL                    THER             ESI               ECP              SEN          EAG
            -----------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
NET INCOME (LOSS)
  2007-Q2-4 Budge      $30,788,607.38                 $0.00       $734,474.28         $0.00           $0.00     $2,720,105.13
  2007-Q1 Actuals       $4,848,686.61                 $0.00      ($495,300.60)        $0.00           $0.00       ($15,298.63)
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $35,637,293.99                 $0.00       $239,173.68         $0.00           $0.00     $2,704,806.50
  2006                 ($3,336,510.01)                $0.00    ($1,250,928.67)        $0.00           $0.00       $664,865.11
  2005                  $7,485,360.89            117,711.49     (1,717,519.80)         0.00            0.00      1,082,090.83
  2004                  $1,905,316.31             (8,586.06)       (39,913.27    (40,892.75)      92,685.20       (343,956.68)
  2003                  $2,915,137.62           (190,413.37)      (983,561.29)  (387,187.94)      37,301.58        504,684.84
  2002                  $5,597,341.13           (238,857.89)      (254,407.64)  (389,908.47)           0.00        399,146.58

NET INCOME (LOSS) % OF REVENUE
  2007-Q2-4 Budgets                                    0.00%             4.38%         0.00%          0.00%             16.54%
  2007-Q1 Actuals                                      0.00%            -8.99%         0.00%          0.00%             -0.37%
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                   0.00%             1.07%         0.00%          0.00%             13.13%
  2006                                                 0.00%            -4.81%         0.00%          0.00%              6.42%
  2005                                                 0.00%           -11.98%         0.00%          0.00%             21.31%
  2004                                                 0.00%            -0.34%        -2.31%          9.19%            -38.31%
  2003                                                -9.60%            -8.68%       -26.62%          8.34%             24.01%
  2002                                                -9.80%            -2.53%       -13.06%          0.00%             36.50%

NET INCOME (LOSS)
PERCENTAGES                PROFITS        LOSSES
  2007 (Q1Act + BUD)   35,637,293.99           0.00    0.00%             0.67%         0.00%          0.00%              7.59%
  2006                  1,581,283.61  (4,917,793.62)   0.00%            25.44%         0.00%          0.00%             13.52%
  2005                  8,532,939.64  (1,047,578.75)   1.38%            20.13%         0.00%          0.00%             12.68%
  2004                  2,992,341.33  (1,087,025.02)   0.29%             1.33%         1.37%          3.10%             11.49%
  2003                  4,759,937.85  (1,844,800.23)   4.00%            20.66%         8.13%          0.78%             10.60%
  2002                  8,513,993.74  (2,916,652.61)   2.81%             2.99%         4.58%          0.00%              4.69%

NET INCOME (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + BUD)  $38,973,804.00                   0.00      1,490,102.35          0.00           0.00       2,039,941.39
  2006               ($10,821,870.90)           (117,711.49)       466,591.13          0.00           0.00        (417,225.72)
  2005                 $5,580,044.58             126,297.55     (1,677,606.53)    40,892.75     (92,685.20)      1,426,047.51
  2004                ($1,009,821.31)            181,827.31        943,648.02    346,295.19      55,383.62        (848,641.52)
  2003                ($2,682,203.51)             48,444.52       (729,153.65)     2,720.53      37,301.58         105,538.26
  2002                         $0.00                   0.00              0.00          0.00           0.00               0.00

NET INCOME (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                   0.00%           -24.77%         0.00%          0.00%             -5.93%
  2006                                                -1.38%             5.31%         0.00%          0.00%              0.84%
  2005                                                 1.09%            18.79%        -1.37%         -3.10%              1.19%
  2004                                                -3.71%           -19.33%        -6.77%          2.31%              0.89%
  2003                                                 1.19%            17.68%         3.55%          0.78%              5.91%
  2002                                                 0.00%             0.00%         0.00%          0.00%              0.00%
                                                                                                (Continued on following page)


                                                         ENGLOBAL CORPORATION INC.
                                                       CONSOLIDATED BY LEGAL ENTITY

                                                     ------------------------------------------------------------------------
                                                                                  ENGINEERING SEGMENT
            -----------------------------------------------------------------------------------------------------------------
                           CONSOL                   ECAN               ECR             WRC          WRC CAN            IDS
            -----------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
NET INCOME (LOSS)
  2007-Q2-4 Budge      $30,788,607.38            $259,536.24     $2,186,150.75     $1,191,688.00        $0.00          $0.00
  2007-Q1 Actuals       $4,848,686.61           ($158,729.45)      $697,330.76       $263,546.86   $12,997.11          $0.00
----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $35,637,293.99            $100,806.79     $2,883,481.51     $1,455,234.86   $12,997.11          $0.00
  2006                 ($3,336,510.01)          ($567,166.90)     ($123,740.67)      $529,802.64   $77,174.93          $0.00
  2005                  $7,485,360.89            (289,876.17)       227,222.20              0.00         0.00           0.00
  2004                  $1,905,316.31                   0.00         30,315.23              0.00         0.00           0.00
  2003                  $2,915,137.62                   0.00        (61,248.51)             0.00         0.00     290,196.77
  2002                  $5,597,341.13                   0.00       (129,050.11)             0.00         0.00    (704,656.12)

NET INCOME (LOSS) % OF REVENUE
  2007-Q2-4 Budgets                                     6.58%             6.02%             6.11%        0.00%          0.00%
  2007-Q1 Actuals                                     -53.73%             4.98%             4.01%        4.08%          0.00%
-----------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                    2.38%             5.73%             5.58%        4.08%          0.00%
  2006                                                -58.91%            -0.35%             3.79%        2.76%          0.00%
  2005                                               -326.53%             0.99%             0.00%        0.00%          0.00%
  2004                                                  0.00%             0.33%             0.00%        0.00%          0.00%
  2003                                                  0.00%            -1.17%             0.00%        0.00%          2.21%
  2002                                                  0.00%            -2.52%             0.00%        0.00%         -5.79%

NET INCOME (LOSS)
PERCENTAGES                PROFITS        LOSSES
  2007 (Q1Act + BUD)   35,637,293.99           0.00     0.28%             8.09%             4.08%        0.04%          0.00%
  2006                  1,581,283.61  (4,917,793.62)   11.53%             2.52%            10.77%        1.57%          0.00%
  2005                  8,532,939.64  (1,047,578.75)    3.40%             2.66%             0.00%        0.00%          0.00%
  2004                  2,992,341.33  (1,087,025.02)    0.00%             1.01%             0.00%        0.00%          0.00%
  2003                  4,759,937.85  (1,844,800.23)    0.00%             1.29%             0.00%        0.00%          6.10%
  2002                  8,513,993.74  (2,916,652.61)    0.00%             1.52%             0.00%        0.00%          8.28%

NET INCOME (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + BUD)  $38,973,804.00              667,973.69      3,007,222.18        925,432.22   (64,177.82)          0.00
  2006               ($10,821,870.90)            (277,290.73)      (350,962.87)       529,802.64    77,174.93           0.00
  2005                 $5,580,044.58             (289,876.17)       196,906.97              0.00         0.00           0.00
  2004                ($1,009,821.31)                   0.00         91,563.74              0.00         0.00    (290,196.77)
  2003                ($2,682,203.51)                   0.00         67,801.60              0.00         0.00     994,852.89
  2002                         $0.00                    0.00              0.00              0.00         0.00           0.00

NET INCOME (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                  -11.25%             5.58%            -6.69%       -1.53%          0.00%
  2006                                                  8.14%            -0.15%            10.77%        1.57%          0.00%
  2005                                                  3.40%             1.65%             0.00%        0.00%          0.00%
  2004                                                  0.00%            -0.27%             0.00%        0.00%         -6.10%
  2003                                                  0.00%            -0.23%             0.00%        0.00%         -2.18%
  2002                                                  0.00%             0.00%             0.00%        0.00%          0.00%
                                                                                                 (Continued on following page)



                                                         ENGLOBAL CORPORATION INC.
                                                       CONSOLIDATED BY LEGAL ENTITY

                                                     -------------------------------------------------------------------------
                                                                        ENGINEERING SEGMENT                           PEI
            ------------------------------------------------------------------------------------------------------------------
                          CONSOL                             EEI             RPM                     ETS              INVEST
            ------------------------------------------------------------------------------------------------------------------

OPERATING SEGMENTS ONLY
NET INCOME (LOSS)
  2007-Q2-4 Budge      $30,788,607.38                 $23,448,153.49           $0.00             $248,499.49           $0.00
  2007-Q1 Actuals       $4,848,686.61                  $4,630,150.04           $0.00             ($86,009.48)          $0.00
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $35,637,293.99                 $28,078,303.53           $0.00             $162,490.01           $0.00
  2006                 ($3,336,510.01)                ($2,161,194.37)          $0.00            ($814,763.01)    $309,440.93
  2005                  $7,485,360.89                   7,809,957.10      378,048.85             (122,273.61)           0.00
  2004                  $1,905,316.31                   2,869,340.90     (152,684.46)            (500,991.80)           0.00
  2003                  $2,915,137.62                   4,432,439.50     (727,073.96)                   0.00            0.00
  2002                  $5,597,341.13                   8,369,254.80   (1,454,180.02)                   0.00            0.00

NET INCOME (LOSS) % OF REVENUE
  2007-Q2-4 Budgets                                            16.04%           0.00%                   6.58%           0.00%
  2007-Q1 Actuals                                               9.18%           0.00%                 -10.38%           0.00%
------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)                                           14.28%           0.00%                   3.53%           0.00%
  2006                                                         -1.02%           0.00%                 -14.96%           0.00%
  2005                                                          4.47%           2.95%                  -2.26%           0.00%
  2004                                                          2.48%          -2.00%                 -13.78%           0.00%
  2003                                                          5.16%         -12.16%                   0.00%           0.00%
  2002                                                         16.99%         -13.22%                   0.00%           0.00%

NET INCOME (LOSS)
PERCENTAGES                PROFITS        LOSSES
  2007 (Q1Act + BUD)   35,637,293.99           0.00            78.79%           0.00%                   0.46%           0.00%
  2006                  1,581,283.61  (4,917,793.62)           43.95%           0.00%                  16.57%           6.29%
  2005                  8,532,939.64  (1,047,578.75)           91.53%           4.43%                   1.43%           0.00%
  2004                  2,992,341.33  (1,087,025.02)           95.89%           5.10%                  16.74%           0.00%
  2003                  4,759,937.85  (1,844,800.23)           93.12%          15.27%                   0.00%           0.00%
  2002                  8,513,993.74  (2,916,652.61)           98.30%          17.08%                   0.00%           0.00%

NET INCOME (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + BUD)  $38,973,804.00                   30,239,497.90            0.00              977,253.02     (309,440.93)
  2006               ($10,821,870.90)                  (9,971,151.47)    (378,048.85)            (692,489.40)     309,440.93
  2005                 $5,580,044.58                    4,940,616.20      530,733.31              378,718.19            0.00
  2004                ($1,009,821.31)                  (1,563,098.60)     574,389.50             (500,991.80)           0.00
  2003                ($2,682,203.51)                  (3,936,815.30)     727,106.06                    0.00            0.00
  2002                         $0.00                            0.00            0.00                    0.00            0.00

NET INCOME (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                           34.84%           0.00%                 -16.11%          -6.29%
  2006                                                        -47.58%          -4.43%                  15.13%           6.29%
  2005                                                         -4.36%          -0.67%                 -15.31%           0.00%
  2004                                                          2.77%         -10.17%                  16.74%           0.00%
  2003                                                         -5.18%          -1.81%                   0.00%           0.00%
  2002                                                          0.00%           0.00%                   0.00%           0.00%



                                                         ENGLOBAL CORPORATION INC.
                                                       CONSOLIDATED BY LEGAL ENTITY

                                             -------------------------------------------------------------------------------
                                             MANU SEG              SYSTEMS SEGMENT                 ENGINEERING SEGMENT
            ----------------------------------------------------------------------------------------------------------------
                          CONSOL              THER              ESI               ECP              SEN              EAG
            ----------------------------------------------------------------------------------------------------------------


ASSETS
  2007-Q1 Actuals      $93,747,468.50          $0.00      $12,867,394.49          $0.00         $0.00          $3,176,207.32
  2006                 $86,621,020.22          $0.00      $16,264,985.62          $0.00         $0.00          $1,947,949.95
  2005                 $59,819,849.81           0.00        6,165,424.03           0.00          0.00             254,221.27
  2004                 $40,708,095.10     688,902.81        5,340,951.16     423,022.54    529,987.12             744,142.66
  2003                 $31,764,941.79     873,338.41        2,340,004.81     516,845.70    721,642.72             424,771.20
  2002                 $26,723,079.52   1,756,575.31        5,087,636.41     832,676.32          0.00                   0.00

ASSETS - PERCENTAGES
  2007-Q1 Actuals                               0.00%              13.73%          0.00%         0.00%                  3.39%
  2006                                          0.00%              18.78%          0.00%         0.00%                  2.25%
  2005                                          0.00%              10.31%          0.00%         0.00%                  0.42%
  2004                                          1.69%              13.12%          1.04%         1.30%                  1.83%
  2003                                          2.75%               7.37%          1.63%         2.27%                  1.34%
  2002                                          6.57%              19.04%          3.12%         0.00%                  0.00%

ASSETS $ CHANGE YEAR TO YEAR
  2007-Q1 Actuals       $7,126,448.28           0.00       (3,397,591.13)          0.00          0.00           1,228,257.37
  2006                 $26,801,170.41           0.00       10,099,561.59           0.00          0.00           1,693,728.68
  2005                 $19,111,754.71    (688,902.81)         824,472.87    (423,022.54)  (529,987.12)           (489,921.39)
  2004                  $8,943,153.31    (184,435.60)       3,000,946.35     (93,823.16   (191,655.60)            319,371.46
  2003                  $5,041,862.27    (883,236.90)      (2,747,631.60)   (315,830.62)   721,642.72             424,771.20
  2002                          $0.00           0.00                0.00           0.00          0.00                   0.00

ASSETS % CHANGE YEAR TO YEAR
  2007-Q1 Actuals                               0.00%              -5.05%          0.00%         0.00%                  1.14%
  2006                                          0.00%               8.47%          0.00%         0.00%                  1.82%
  2005                                         -1.69%              -2.81%         -1.04%        -1.30%                 -1.40%
  2004                                         -1.06%               5.75%         -0.59%        -0.97%                  0.49%
  2003                                         -3.82%             -11.67%         -1.49%         2.27%                  1.34%
  2002                                          0.00%               0.00%          0.00%         0.00%                  0.00%

                                     ----------------------------------------------------------------------------------------
                                                                                                 (Continued on following page)


                                                        ENGLOBAL CORPORATION INC.
                                                      CONSOLIDATED BY LEGAL ENTITY

                                                ------------------------------------------------------------------------------
                                                                             ENGINEERING SEGMENT
            ------------------------------------------------------------------------------------------------------------------
                           CONSOL              ECAN               ECR                 WRC            WRC CAN              IDS
            -------------------------------------------------------------------------------------------------------------------

ASSETS
  2007-Q1 Actuals      $93,747,468.50     $373,352.90       $11,022,552.19     $13,515,622.58        $373,352.90         $0.00
  2006                 $86,621,020.22     $257,256.57       $11,569,616.93     $11,124,476.20        $417,566.31         $0.00
  2005                 $59,819,849.81      214,349.08         6,574,908.69               0.00               0.00          0.00
  2004                 $40,708,095.10            0.00         5,590,476.52               0.00               0.00          0.00
  2003                 $31,764,941.79            0.00           753,928.54               0.00               0.00  4,098,610.46
  2002                 $26,723,079.52            0.00         1,204,706.97               0.00               0.00  4,259,324.77

ASSETS - PERCENTAGES
  2007-Q1 Actuals                                0.40%               11.76%             14.42%              0.40%         0.00%
  2006                                           0.30%               13.36%             12.84%              0.48%         0.00%
  2005                                           0.36%               10.99%              0.00%              0.00%         0.00%
  2004                                           0.00%               13.73%              0.00%              0.00%         0.00%
  2003                                           0.00%                2.37%              0.00%              0.00%        12.90%
  2002                                           0.00%                4.51%              0.00%              0.00%        15.94%

ASSETS $ CHANGE YEAR TO YEAR
  2007-Q1 Actuals       $7,126,448.28       116,096.33          (547,064.74)     2,391,146.38         (44,213.41)         0.00
  2006                 $26,801,170.41        42,907.49         4,994,708.24     11,124,476.20         417,566.31          0.00
  2005                 $19,111,754.71       214,349.08           984,432.17              0.00               0.00          0.00
  2004                  $8,943,153.31             0.00         4,836,547.98              0.00               0.00 (4,098,610.46)
  2003                  $5,041,862.27             0.00          (450,778.43)             0.00               0.00   (160,714.31)
  2002                          $0.00             0.00                 0.00              0.00               0.00          0.00

ASSETS % CHANGE YEAR TO YEAR
  2007-Q1 Actuals                                 0.10%               -1.60%             1.57%             -0.08%         0.00%
  2006                                           -0.06%                2.37%            12.84%              0.48%         0.00%
  2005                                            0.36%               -2.74%             0.00%              0.00%         0.00%
  2004                                            0.00%               11.36%             0.00%              0.00%       -12.90%
  2003                                            0.00%               -2.13%             0.00%              0.00%        -3.04%
  2002                                            0.00%                0.00%             0.00%              0.00%         0.00%

                                     ------------------------------------------------------------------------------------------
                                                                                                  (Continued on following page)


                                                        ENGLOBAL CORPORATION INC.
                                                      CONSOLIDATED BY LEGAL ENTITY

                                                     --------------------------------------------------------------------------
                                                                   ENGINEERING SEGMENT                              PEI
            -------------------------------------------------------------------------------------------------------------------
                          CONSOL                        EEI             RPM                     ETS                 INVEST
            -------------------------------------------------------------------------------------------------------------------

ASSETS
  2007-Q1 Actuals      $93,747,468.50        $50,874,045.01             $0.00            $1,115,964.01           $428,977.10
  2006                 $86,621,020.22        $43,221,468.41             $0.00            $1,392,135.63           $425,564.60
  2005                 $59,819,849.81         38,988,845.56      5,319,753.03             2,302,348.15                  0.00
  2004                 $40,708,095.10         22,859,300.37      2,868,403.62             1,662,908.30                  0.00
  2003                 $31,764,941.79         19,235,916.45      2,799,883.50                     0.00                  0.00
  2002                 $26,723,079.52          9,599,464.03      3,982,695.71                     0.00                  0.00

ASSETS - PERCENTAGES
  2007-Q1 Actuals                                    54.27%              0.00%                    1.19%                 0.46%
  2006                                               49.90%              0.00%                    1.61%                 0.49%
  2005                                               65.18%              8.89%                    3.85%                 0.00%
  2004                                               56.15%              7.05%                    4.08%                 0.00%
  2003                                               60.56%              8.81%                    0.00%                 0.00%
  2002                                               35.92%             14.90%                    0.00%                 0.00%

ASSETS $ CHANGE YEAR TO YEAR
  2007-Q1 Actuals       $7,126,448.28         7,652,576.60               0.00              (276,171.62)             3,412.50
  2006                 $26,801,170.41         4,232,622.85      (5,319,753.03)             (910,212.52)           425,564.60
  2005                 $19,111,754.71        16,129,545.19       2,451,349.41               639,439.85                  0.00
  2004                  $8,943,153.31         3,623,383.92          68,520.12             1,662,908.30                  0.00
  2003                  $5,041,862.27         9,636,452.42      (1,182,812.21)                    0.00                  0.00
  2002                          $0.00                 0.00               0.00                     0.00                  0.00

ASSETS % CHANGE YEAR TO YEAR
  2007-Q1 Actuals                                     4.37%              0.00%                   -0.42%                -0.03%
  2006                                              -15.28%             -8.89%                   -2.24%                 0.49%
  2005                                                9.02%              1.85%                   -0.24%                 0.00%
  2004                                               -4.40%             -1.77%                    4.08%                 0.00%
  2003                                               24.64%             -6.09%                    0.00%                 0.00%
  2002                                               0.00%               0.00%                    0.00%                 0.00%

                                     ------------------------------------------------------------------------------------------
